03011456

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 28 2003
153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 02 (MM/DD/YY) AND ENDING 12 / 31 / 02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Christenberry Collet & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Commerce Tower, 911 Main Street
(No. and Street)

Kansas City (City) Missouri (State) 64105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Christenberry (816) 421-0050
(Area Code - Telephone No.)

President

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Blvd., Suite 400 (Address) Kansas City (City) Missouri (State) 64106-2232 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Terry G. Christenberry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Christenberry Collet & Company, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Terry Christenberry 2/27/03

Signature Date

President

Title

JEFFREY M. HENSLEY
Notary Public - Notary Seal
State of Missouri
County of Platte
My Commission Exp. 01/15/2006

Notary Public

Christenberry Collet & Company, Inc.

SEC I.D. No. 8-51256

Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Christenberry Collet & Company, Inc.

We have audited the accompanying statement of financial condition of Christenberry Collet & Company, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 6, 2003

CHRISTENBERRY COLLET & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 884,076
Investment in common stock and warrants of the NASDAQ Stock Market, Inc., at fair value	16,300
Accounts receivable, net of allowance for doubtful accounts of $77,291	38,562
Furniture and equipment, net	29,373
Other assets	4,111
	$ 972,422

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 129,962
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value, 30,000 shares authorized, 11,764 shares issued and outstanding	11,764
Additional paid-in capital	102,319
Retained earnings	728,377
Total stockholders' equity	842,460
	$ 972,422

See notes to statement of financial condition.

CHRISTENBERRY COLLET & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. NATURE OF OPERATIONS

Christenberry Collet & Company, Inc. (the "Company") provides corporate finance advisory and selected investment banking services solely to corporate clients and their owners, who are generally high net worth individuals. The services include the development of business and financing plans, advice and assistance in securing funding and mergers and acquisitions. The Company became a securities broker and dealer registered with the Securities and Exchange Commission (the "SEC") during 1999. The Company is also a member of the National Association of Securities Dealers.

The Company does not hold, safekeep nor accept customer funds or securities, and accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The statement of financial condition of the Company has been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Company considers cash, money market mutual funds and short-term investments with an original maturity of three months or less to be cash equivalents.

Investments - The Company's investments are currently in equity instruments that have various restrictions as to their marketability. The investments, which consist of common stock and warrants of the NASDAQ Stock Market, Inc., are valued at fair value based on management's best estimates considering its knowledge of the investee, the investee's relative market strength and other pertinent considerations.

Furniture and Equipment - Furniture and equipment are recorded at cost, less accumulated depreciation.

The Company periodically reviews long-lived assets for impairment relating to events or changes in circumstances that would indicate that the carrying amount of an asset may not be recoverable. In the event a long-lived asset was determined to be impaired, such asset would be required to be written down to its fair value.

Income Taxes - The Company elected under Section 1362(a) of the Internal Revenue Code to be treated as a "small business corporation". Accordingly, the Company is not subject to federal or state income taxes, as all income, deductions, credits, etc., are taxable to the respective shareholders.

Stock-Based Compensation - Statement of Financial Accounting Standards ("SFAS") No. 148, *"Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123"*, encourages, but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation ("stock options") using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and related Interpretations.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Standards - The Financial Accounting Standards Board ("FASB") recently issued Statement No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*, Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, Statement No. 147, *Acquisitions of Certain Financial Institutions*, Statement No. 148 *Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123*, and Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. These Statements and Interpretation are effective on various dates through the Company's fiscal year 2003. Implementation of these Statements and Interpretation are not expected to have any material effect on the Company's financial statements.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

Furniture	$ 18,086
Equipment	64,460
	82,546
Less: Accumulated depreciation	(53,173)
	$ 29,373

4. BENEFIT PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the "Plan") covering substantially all employees. Eligible employees may elect to defer a portion of their salary for contribution to the Plan. Employee contributions are immediately 100% vested. The Company can make discretionary contributions to the Plan, which vest over a seven-year period.

5. CREDIT RISK

The Company is engaged in various brokerage and advisory activities in which counterparties primarily include corporations, high net worth individuals and other financial institutions. In the event counterparties do not fulfill their contractual obligations, the Company may be exposed to

risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. As of December 31, 2002, the Company had net capital, as defined, of $735,387, which exceeded the minimum requirement of $8,664 by $726,723. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. As of December 31, 2002, the ratio of aggregate indebtedness to net capital for the Company was .18:1.

7. STOCK OPTIONS

In 1999, the Company issued stock options to a key member of management, exercisable into 1,764 shares of the Company's common stock, or an approximate 15% equity ownership position. These stock options were granted at an exercise price equal to book value of the underlying common stock, adjusted for "non-tax" related distributions to existing stockholders' which management believes approximates fair value. The stock options vested upon issuance and expire in terms ranging from three to five years. Had the Company's compensation cost for the stock options granted been determined in accordance with SFAS No. 123, the Company's financial condition would not materially differ from what has been reported.

There were 588 stock options exercised in 2002 for $17.39 per share. As of December 31, 2002, there are no remaining stock options outstanding.

* * * * * *

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Christenberry Collet & Company, Inc.
Kansas City, Missouri

In planning and performing our audit of the statement of financial condition of Christenberry Collet & Company, Inc. (the "Company"), for the year ended December 31, 2002, (on which we issued our report dated February 6, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on this financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 6, 2003